UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Bitauto Holdings Limited
(Name of Issuer)
Ordinary Shares, par value US$0.00004 per share
(Title of class of securities)
091727 1 07 (for American depositary shares, each representing one ordinary share)
(CUSIP number)

  Juliette W. Pryor

Senior Vice President, General Counsel & Corporate Secretary

Cox Enterprises, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia, 30328

Telephone: (678) 645-0158

Facsimile: (404) 568-7412

Copy to:

Tony Wang, Esq.

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA  92660

Telephone: (949)-823-6950

Facsimile: (949) 823-6994

(Name, address and telephone number of person authorized to receive notices and communications)
December 12, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07	13D/A	Page 1

1.	NAME OF REPORTING PERSON: COX AUTOMOTIVE GLOBAL INVESTMENTS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0*	*
	8.	SHARED VOTING POWER:	9,000,000
	9.	SOLE DISPOSITIVE POWER:	0*
	10.	SHARED DISPOSITIVE POWER:	9,000,000 *
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		12.4%*
14.	TYPE OF REPORTING PERSON:		CO

*	Consists of 4,620,000 ADSs and 4,380,000 Ordinary Shares held by Cox Automotive Global Investments, Inc., a Delaware corporation (“CAGI”), and an indirect wholly-owned subsidiary of Cox Enterprises, Inc. (“CEI”), representing approximately 12.4% of the total outstanding Ordinary Shares of the Issuer, calculated based on 72,739,966 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2018.

In connection with certain internal restructuring transactions effected by CEI and various of its indirect wholly-owned subsidiaries, in December 2018, the Ordinary Shares of the Issuer were acquired by CAGI from ATG Global Management, L.P., a partnership formed in the Cayman Islands (“ATGGM”), an indirect wholly-owned subsidiary of CAGI and CEI. ATGGM was previously an indirect, wholly-owned subsidiary of Autotrader Group, Inc. (“ATG”), which is also an indirect wholly-owned subsidiary of CEI.

Based upon such internal restructuring, ATG is no longer an indirect holder of the Ordinary Shares or a member of the “group” for purposes hereof, and CAGI is now deemed to be a member of the “group”.

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CUSIP No. 091727 1 07	13D/A	Page 2

1.	NAME OF REPORTING PERSON: COX ENTERPRISES, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	0*
	8.	SHARED VOTING POWER:	9,000,000*
	9.	SOLE DISPOSITIVE POWER:	0*
	10.	SHARED DISPOSITIVE POWER:	9,000,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		9,000,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		12.4%*
14.	TYPE OF REPORTING PERSON:		CO	/HC

*	Consists of 4,620,000 ADSs and 4,380,000 Ordinary Shares held by CAGI, an indirect wholly-owned subsidiary of CEI, representing approximately 12.4% of the total outstanding Ordinary Shares of the Issuer, calculated based on 72,739,966 Ordinary Shares outstanding (excluding treasury shares) as of September 30, 2018.

In connection with certain internal restructuring transactions effected by CEI and various of its indirect wholly-owned subsidiaries, in December 2018, the Ordinary Shares of the Issuer were acquired by CAGI from ATGGM, an indirect wholly-owned subsidiary of CAGI and CEI. ATGGM was previously an indirect, wholly-owned subsidiary of ATG, which is also an indirect wholly-owned subsidiary of CEI.

Based upon such internal restructuring, ATG is no longer an indirect holder of the Ordinary Shares or a member of the “group” for purposes hereof, and CAGI is now deemed to be a member of the “group”.

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CUSIP No. 091727 1 07	13D/A	Page 3

This Amendment No. 2. amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (the “Original Schedule 13D”), as amended and supplemented by that certain Amendment No. 1, filed on January 12, 2017 (and together with this Amendment No. 2, the “Schedule 13D”), with respect to the ordinary shares, par value US$0.00004 per share (the “Ordinary Shares”), including Ordinary Shares represented by ADSs (each representing one Ordinary Share) of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

The Reporting Persons (as defined below) are filing this Amendment No. 2 to update certain information with respect to such Reporting Persons based upon the completion of certain internal restructuring transactions by Cox Enterprises, Inc. (“CEI”) and various of its indirect wholly-owned subsidiaries. While no change has occurred in respect of CEI’s indirect beneficial ownership of the Ordinary Shares of the Issuer, it is noted that Cox Automotive Global Investments, Inc. (“CAGI”) has replaced Autotrader Group, Inc. (“ATG”) as a Reporting Person for purposes of the Schedule 13D.

Specifically, Item 2 is hereby amended and supplemented as follows:

(a)        This Amendment No. 2 to Schedule 13D is being jointly filed by (i) Cox Automotive Global Investments, Inc., a Delaware corporation (“CAGI”), and (ii) Cox Enterprise, Inc., a Delaware corporation (“CEI”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b)        The principal office and business address for CAGI is 3003 Summit Boulevard, Atlanta, Georgia 30319; and (ii) the principal office and business address for CEI is 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328.

(c)        The name, business address, present principal occupation or employment and citizenship for each director, executive officer, or controlling partner, as applicable, are set forth in Appendix A hereto, for entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D, and are incorporated herein by reference.

(d)        and (e) No material change.

(f)         See item 2(a) above.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

In connection with certain internal restructuring transactions effected by CEI and various of its indirect wholly-owned subsidiaries, in December 2018, the Ordinary Shares of the Issuer were acquired by CAGI, an indirectly wholly-owned subsidiary of CEI, from ATGGM, an indirect wholly-owned subsidiary of CAGI and CEI. ATGGM was previously an indirect, wholly-owned subsidiary of ATG, which is also an indirect wholly-owned subsidiary of CEI.

Based upon such internal restructuring, ATG is no longer an indirect beneficial holder of the Ordinary Shares or a Reporting Person for purposes hereof, and CAGI is now deemed to be a Reporting Person.

Item 5.

Paragraphs (a), (b) and (e) of Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) - (b) The responses to Items 2 and 4, and rows (7) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.

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(e)       In connection with certain internal restructuring effected by CEI and various of its indirect wholly-owned subsidiaries, in December 2018, ATG ceased to be the indirect beneficial owner of any Ordinary Shares of the Issuer, and CAGI replaced ATG as the direct and beneficial owner of the Ordinary Shares (as described in the cover page and in Items 2 and 4 above).

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SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2019

COX AUTOMOTIVE GLOBAL INVESTMENTS, INC.

By:	/s/ Juliette W. Pryor
Name:	Juliette W. Pryer
Title:	Secretary

COX ENTERPRISES, INC.

By:	/s/ Juliette W. Pryer
Name:	Juliette W. Pryer
Title:	Senior Vice President, General Counsel & Corporate Secretary

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Appendix A

Cox Automotive Global Investment, Inc.

Directors

Present Business Address:

c/o Cox Automotive Global Investments, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Name	Citizenship	Principal Occupation
Maria L. Friedman	United States	Senior Vice President, Tax and Treasury Services, Cox Enterprises, Inc.
Juliette W. Pryor	United States	Senior Vice President, General Counsel & Corporate Secretary, Cox Enterprises, Inc.
Sanford H. Schwartz	United States	President, Cox Automotive, Inc.

Executive Officers

Present Business Address:

c/o Cox Automotive Global Investments, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Name	Citizenship	Principal Occupation
Mark F. Bowser	United States	President
Maria L. Friedman	United States	Vice President
Mary A. Vickers	United States	Vice President
Juliette W. Pryor	United States	Secretary
Luis A. Avila	United States	Assistant Secretary

Cox Enterprises, Inc.

Directors

Present Business Address:

c/o Cox Enterprises, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Name	Citizenship	Principal Occupation
Michael J. Ahearn	United States	Managing Partner, True North Venture Partners, L.P.
Janet M. Clarke	United States	President, Clarke Littlefield, LLC
John M. Dyer	United States	Board Member
S. Taylor Glover	United States	President and CEO, Turner Enterprises and Vice Chairman of the Board
James C. Kennedy	United States	Chairman of the Board
Henry Parry-Okeden	United States	Co-founder, Invited Home
Alex Taylor	United States	President and Chief Executive Officer, Cox Enterprises
Byron D. Trott	United States	Chairman and CEO, BDT & Company
James C. Weaver	United States	CEO, McComb Partners
Christopher Williams	United States	Chairman and Chief Executive Officer, The Williams Capital Group L.P.

Executive Officers

Present Business Address:

c/o Cox Enterprises, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

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Name	Citizenship	Principal Occupation
James C. Kennedy	United States	Chairman
Alex Taylor	United States	President and Chief Executive Officer
Dallas Clement	United States	Executive Vice President and Chief Financial Officer
Jill Campbell	United States	Executive Vice President, Chief People & Operations Officer

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